MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

                        CHRYSLER CENTER, 666 THIRD AVENUE
                            NEW YORK, NEW YORK 10017

Jeffrey P. Schultz 212 935 3000
                                                                212 983 3115 fax

Direct dial  212 692 6732
jschultz@mintz.com

                                                                October 14, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:      Platinum Energy Resources, Inc.
         Registration Statement on Form S-1
         Amendment No. 4 Filed on September 30, 2005
         File No. 333-125687


Ladies and Gentlemen:

         On behalf of Platinum Energy Resources, Inc. (the "Company"), set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated October 5, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We will include any disclosure noted in the responses in the final prospectus filed with the Commission pursuant to Rule 424(b).

General
-------

1. Please tell us the factors you considered in determining to value this offering at $144,000,000. What factors did you consider when determining that you might need $131,760,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established in April of 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Platinum Energy Resources. Given management's extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

      Response: The size of the offering at $144,000,000 was based on a number of factors, including: (1) the size at which the Company's management believes it will see the most, and the best, opportunities fitting within the various restrictions placed on entities of this type, such as the requirement that the Company's initial business combination must be with a target business that has a fair market value at least equal to 80% of the Company's net assets at the time of such acquisition; (2) the anticipated reception of the market to the offering based on the Company's roadshow; and (3) practical issues such as trying to remain below the size at which the Company will be competing directly with the larger private equity firms and top tier underwriters for target businesses.

         Neither the Company, its affiliates nor any representative has taken any action as of the date hereof, including prior to the Company's incorporation on April 25, 2005, or undertaken any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination involving the Company. Further, the Company, its affiliates and any representatives thereof will not take any action or undertake any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination with the Company until the Company completes the offering contemplated by the Registration Statement.

2. We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Casimir Capital LP. and Cantor Fitzgerald & Co. to purchase a total of up to 900,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

         Response: We will revise the disclosure in the prospectus to clarify that the Company has agreed to sell the option to purchase up to a total of 900,000 units solely to Casimir Capital L.P.


Table of Contents
-----------------

3. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus."

         Response:  In response to this comment, we have removed the statement.

Prospectus Summary
------------------

4. We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the sale of securities or through loan arrangements. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the company's determination to raise $144,000,000 in this offering. We may have further comment.

         Response: The Company does not know if it will be likely that the Company would raise additional funds in order to consummate a business combination. This is supposed to be a flexible vehicle for the purchase of an as yet unidentified target business and the inclusion of the disclosure of the possibility of raising additional funds is intended to preserve flexibility in the event that an opportunity is later identified that would require additional financing. The Company believes it is a less likely scenario given the increased size of the offering, but the current disclosure is still applicable.

5. We note the disclosure that officers and directors have agreed to vote their shares "in accordance with the majority." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public stockholder vote? Does it mean something else?

         Response: We will revise the disclosure in the prospectus to clarify that the insiders will vote all of the shares of common stock owned by them immediately before the offering in the same manner as the majority of shares of common stock voted by the public stockholders.


Use of Proceeds, page 16
------------------------

6. We note your response to our previous comment 4 and we reissue the comment. We note the statement in the middle of page 17 that "[i]n addition, it is also possible that we could use the funds not in the trust account to pay finders fees..." If applicable, in the use of proceeds table, please include finders fees under the line item "Working capital to cover miscellaneous expenses..."

         Response: We will include the language in the prospectus: "including, any finders fees that may be payable prior to the consummation of a business combination" in the use of proceeds table under the line item "Working capital to cover miscellaneous expenses..."


Exhibits
--------

7. Please advise us of the status of the letter confirming the agreement of Mr. Nordlicht to purchase warrants of Platinum Energy Resources. See
         Exhibit 10.14.

         Response: The letter confirming the agreement of Mr. Nordlicht to purchase the warrants of the Company has been terminated. We have no longer listed it as an exhibit to the Registration Statement.

         Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

                              KENNETH R. KOCH, ESQ.
                            JEFFREY P. SCHULTZ, ESQ.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115


                                   Very truly yours,


                                   /s/ Jeffrey P. Schultz


                                   Jeffrey P. Schultz

cc:      Securities and Exchange Commission
         ----------------------------------

         Thomas Kluck, Esq.

         Platinum Energy Resources, Inc.
         -------------------------------

         Barry Kostiner
         Mark Nordlicht

         Littman Krooks LLP
         ------------------

         Steven Uslaner, Esq.

         Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         ---------------------------------------------------

         Kenneth R. Koch, Esq.